Exhibit 99.3

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Lufax Holding Ltd

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 6623)

(NYSE Stock Ticker: LU)

(1) RECORD DATE FOR

EXTRAORDINARY GENERAL MEETING

(2) APPOINTMENT OF SENIOR MANAGEMENT MEMBERS

RECORD DATE FOR EXTRAORDINARY GENERAL MEETING

Reference is made to the section headed “Connected Transactions” in the listing document of Lufax Holding Ltd (the “Company” together with its subsidiaries and consolidated affiliated entities, the “Group”)) dated April 11, 2023 in relation to the continuing connected transactions entered into between the Company and Ping An Insurance (Group) Company of China, Ltd. (“Ping An Group”), and its subsidiaries and associates. As the framework agreements in relation to the foregoing continuing connected transactions (the “Framework Agreements”) will expire on December 31, 2025, the Company intends to renew the Framework Agreements. The renewal of certain Framework Agreements is subject to the approval of the shareholders of the Company (the “Shareholders”). The board (the “Board”) of directors (the “Directors”) of the Company announces that an extraordinary general meeting of the Company (the “General Meeting”) will be held on Monday, December 29, 2025. For determining the entitlement of the Shareholders to attend and vote at the General Meeting, the Board has fixed the close of business on Monday, November 17, 2025, Hong Kong time (the “Shares Record Date”), as the record date of the shares of the Company (the “Shares”). Holders of record of the Shares (as of the Shares Record Date) are entitled to attend and vote at the General Meeting and any adjourned meeting thereof. In order to be eligible to attend and vote at the General Meeting, all valid documents for the transfers of Shares accompanied by the relevant share certificates must be lodged with the Company’s Hong Kong branch share registrar and transfer office, Tricor Investor Services Limited, 17/F, Far East Finance Centre, 16 Harcourt Road, Hong Kong, no later than 4:30 p.m. on Monday, November 17, 2025, Hong Kong time. All persons who are registered holders of record of the Shares on the Shares Record Date will be entitled to vote and attend the General Meeting.

Holders of record of the American depositary shares (the “ADSs”) as of the close of business on Monday, November 17, 2025, New York time, are entitled to provide voting instructions to the depositary of the ADSs (the “Depositary”) and must provide such voting instructions to Citibank, N.A., the Depositary of the ADSs, by the time and date specified in the ADS voting instruction card to be distributed by the Depositary.

Further details including the time, location and proposed resolutions of the General Meeting will be set out in the notice of General Meeting to be issued and provided to holders of record of the Shares and ADSs as of the respective record date together with the proxy materials in due course.

APPOINTMENT OF SENIOR MANAGEMENT MEMBERS

The Board is pleased to announce that, on October 31, 2025, it has accepted the recommendations of the nomination and remuneration committee of the Board (the “Nomination and Remuneration Committee”) and resolved to appoint Mr. Xiang JI (“Mr. JI”) as the Co-chief Executive Officer of the Company and Mr. Tao WU (“Mr. WU”) as the Executive Deputy General Manager and Chief Marketing Officer of the Company, with immediate effect.

The biographical details of Mr. JI and Mr. WU are set out below.

Mr. JI

Mr. Xiang JI, aged 43, possesses close to 20 years of cross-industry work experience in retail credit, risk management and investment management. Mr. JI served at McKinsey & Consulting Company Inc. from February 2014 to September 2025, with his last position as Global Managing Partner overseeing Asia Retail Banking Business. From September 2007 to December 2012, Mr. JI provided post-investment service and project management service to various institutions in the United Kingdom. Mr. JI obtained a master’s degree in business management from INSEAD in December 2013, a master’s degree in telecommunication engineering from Politecnico Di Torino in June 2007, and a bachelor’s degree in communication engineering from Beijing Information Science and Technology University in June 2005.

Mr. JI has entered into a service agreement with the Company for an initial term of three years commencing from October 31, 2025. Mr. JI is entitled to a basic salary of RMB3.3 million per annum in his capacity as the Co-chief Executive Officer and discretionary performance incentive bonus subject to the terms of his service agreement. Mr. JI’s remuneration package is determined by the Nomination and Remuneration Committee after taking into account his duties and responsibilities and the prevailing market conditions.

As of the date of this announcement, Mr. JI has confirmed that he (i) does not hold any other position with the Company or other members of the Group; (ii) did not hold any directorship in any other public companies with securities of which are listed on any securities market in Hong Kong or overseas in the last three years; and (iii) does not have any other major appointments and professional qualifications.

Save as disclosed above, as of the date of this announcement, Mr. JI has also confirmed that he does not have any relationship with any Director, the senior management or substantial shareholder or controlling shareholders of the Company, or any other interest in the shares of the Company or any of its associated corporation within the meaning of Part XV of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong).

Save as disclosed above, there is no other information that is required to be disclosed pursuant to any of the requirements under paragraphs (h) to (v) of Rule 13.51(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) nor are there other matters that need to be brought to the attention of the shareholders of the Company relating to the appointment of Mr. JI.

Mr. WU

Mr. Tao WU, aged 52, has over 30 years of work experience in the financial insurance, automobile service and internet industries. Prior to joining the Company, Mr. WU served at Autohome (a company whose shares are dually listed on the NYSE (stock code: ATHM) and the Stock Exchange (stock code: 2518)), where he held positions of executive director and Chief Executive Officer from December 2023 to February 2025, and Vice President from July 2016 to November 2020. Mr. WU also worked at Ping An Property & Casualty Insurance Company of China, Ltd. (“Ping An Property & Casualty”), serving as a director of Ping An Property & Casualty from August 2023 to June 2024. From November 2020 to December 2023, Mr. WU successively served as the Director of Operations, Deputy General Manager, and Executive Deputy General Manager at Ping An Property & Casualty. From August 2015 to July 2016, he served as the General Manager of Ping An Property & Casualty Guangdong Branch. From January 2012 to August 2015, he successively held positions as the Deputy General Manager and the General Manager of the Motor Insurance Claim Department at the headquarters of Ping An Property & Casualty. Mr. WU served as the Deputy General Manager at certain branches of Ping An Property & Casualty, including Fujian Branch from May 2011 to January 2012 and Xiamen Branch from July 2008 to May 2011. From September 2001 to July 2008, he worked at Ping An Property & Casualty, mainly responsible for motor insurance underwriting and dealership channel management. Mr. WU obtained a bachelor’s degree in automotive engineering from Tsinghua University in July 1995.

The Board would like to express its warmest welcome to Mr. JI and Mr. WU on their appointment.

By order of the Board

Lufax Holding Ltd

Dicky Peter YIP

Chairman of the Board

Hong Kong, October 31, 2025

As of the date of this announcement, the Board comprises Mr. Yong Suk CHO and Mr. Tongzhuan XI as the executive Directors, Mr. Yonglin XIE, Ms. Xin FU and Mr. Shibang GUO as the non-executive Directors, and Mr. Dicky Peter YIP, Mr. Rusheng YANG, Mr. David Xianglin LI and Ms. Wai Ping Tina LEE as the independent non-executive Directors.

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